UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

2025 Annual Report and Accounts of Brightstar Lottery PLC

On March 16, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the "Company") published its Annual Report and Accounts for the fiscal year ended December 31, 2025, on the Company's website. The 2025 Annual Report and Accounts can be found in the Investor Relations section of www.brightstarlottery.com, along with the Company's 2025 Annual Report on Form 20-F, which the Company filed with the U.S. Securities and Exchange Commission on February 24, 2026. These materials can be viewed online and are also available for download in PDF format.

A copy of the Annual Report and Accounts for the fiscal year ended December 31, 2025, is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	Brightstar Lottery PLC Annual Report and Accounts for the fiscal year ended December 31, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	Brightstar Lottery PLC Annual Report and Accounts for the fiscal year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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